The Securities & Exchange Commission,
Division of Corporate Finance,
100, F. [redacted]
Washin
U.S.A.

08000360

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

FILE NO. 82.4524

Letter No.CO/S&B/SKT/2008/ 85

Date: 09-01-2008

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/63 dated 09.01.2008 addressed to Bombay Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

BEST AVAILABLE COPY

PROCESSED
JAN 25 2008
THOMSON
FINANCIAL

dw 1/24

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No.CO/S&B/SKT/2008/63 Date: 09-01-2008

Dear Sir,

LISTING AGREEMENT : CLAUSE 35
SHAREHOLDING PATTERN AS ON 31ST DECEMBER 2007

In terms of Clause 35 of the Listing Agreement, we enclose a copy of shareholding pattern of the Bank as on the 31st December 2007. We also enclose a soft copy of the same and it is being emailed as well. In this connection, we advise that only the following entities have shareholding of more than 1% of our equity.

Details of Shareholding of entities/ persons holding more than 1% of SBI Equity		
	No. of Shares held	% of Shares in total Equity
Central Govt.	31,43,39,200	59.73
Financial Institutions: 1. Life Insurance Corporation of India	1,90,35,282	3.62
FIIs: 1. CLSA Merchant Bankers Ltd., A/c (Mauritius) Ltd., 2. Europacific Growth Fund 3. BMF-Bank Bees-Investment A/c	1,39,96,841 68,79,139 56,98,955	2.66 1.31 1.08
Others (GDRs) 1. The Bank of New York (As depository for GDRs)	3,90,70,638	7.42
Total Holding of FIIs/NRIs/GDRs	10,43,38,841	19.82

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)
Encl. as above

Statement Showing Shareholding Pattern

	Name of the Company :					
	Scrip Code :	SBI		Quarter Ended :	31.12.2007	
Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group[2]					
1	Indian					
(a)	Individuals/ Hindu Undivided Family				0.00	0.00
(b)	Central Government/ State Government(s)	1	314339200		64.52	59.73
(c)	Bodies Corporate				0.00	0.00
(d)	Financial Institutions/ Banks				0.00	0.00
(e)	Any Others(Specify)			0	0.00	0.00
(e-i)					0.00	0.00
(e-ii)					0.00	0.00
	Sub Total(A)(1)	1	314339200	0	64.52	59.73
2	Foreign					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)				0.00	0.00
b	Bodies Corporate				0.00	0.00
c	Institutions				0.00	0.00
d	Any Others(Specify)				0.00	0.00
d-i					0.00	0.00
d-ii					0.00	0.00
	Sub Total(A)(2)	0	0	0	0.00	0.00
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	1	314339200	0	64.52	59.73
(B)	Public shareholding					
1	Institutions					
(a)	Mutual Funds/ UTI	252	30109287	30780257	6.18	5.72
(b)	Financial Institutions/ Banks	93	7877489	7863949	1.62	1.50
(c)	Central Government/ State Government(s)	1	101632	0	0.02	0.02
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	12	24390981	24389781	5.01	4.63
(f)	Foreign Institutional Investors	281	65001707	64896331	13.34	12.35
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (specify)	0	0	0	0.00	0.00
(h-i)					0.00	0.00
(h-ii)					0.00	0.00
	Sub-Total (B)(1)	639	127481096	127230318	26.16	24.22
B 2	Non-institutions					
(a)	Bodies Corporate	4352	14030985	13908468	2.88	2.67
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	531481	28427686	15552426	5.83	5.40
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	53	2682777	2669090	0.55	0.51
(c)	Any Other (specify)					
(c-i)	Non-Residents	2326	266496	241497	0.05	0.05
(c-ii)	General Others	0	0	0	0.00	0.00
	Sub-Total (B)(2)	538212	45407944	32371481	9.32	8.63
(B)	Total Public Shareholding (B)= (B)(1)+(B)(2)	538851	172889040	159601799	35.48	32.85
	TOTAL (A)+(B)	538852	487228240	159601799		92.58
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	39070638	39070638	7.42	7.42
	GRAND TOTAL (A)+(B)+(C)	538853	526298878	198672437		100.00

STATE BANK OF INDIA - EQUTY

HOLDING OF 1% AND ABOVE SHARES AS ON 31.12.2007

SR.	NAME ADDRESS	SHARES	%AGE TO TOT EQUITY
1	Life Insurance Corporation Of India YOGAKSHEMA, JEEVAN BIMA MARG MUMBAI 400021	19035282	3.62
2	CLSA (MARITIUS) LIMITED C/o HSBC CNC HSBC Central Services Centre, S K Ahire Marg, Worli, Mumbai 400030	13996841	2.66
3	EUROPACIFIC GROWTH FUND HSBC, CENTARL SERVICES CENTRE, Worli, Mumbai 400 018	6879139	1.31
4	BMF-BANK BEES-INVESTMENT A/C CITI BANK NA CUSTODY SERVIECS DR. A B ROAD WORLI, MUMBAI-400018	5698955	1.08

(I)(b) **Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	PRESIDENT OF INDIA	314339200	59.73
2			0.00
3			0.00
4			0.00
5			0.00
6			0.00
7			0.00
8			0.00
9			0.00
10			0.00
11			0.00
TOTAL		314339200	59.73

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	LIFE INSURANCE CORPORATION OF INDIA	19035282	3.62
2	CLSA (MAURITIUS) LTD	13996841	2.66
3	EUROPACIFIC GROWTH FUND	6879139	1.31
4	BMF-BANK BEES INVESTMENT A/C	5698955	1.08
5			0.00
6			0.00
7			0.00
8			0.00
9			0.00
10			0.00
TOTAL		45610217	8.67

(I)(d) **Statement showing details of locked-in shares**

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	N / A		0.00
2			0.00
3			0.00
4			0.00
5			0.00
6			0.00
7			0.00
8			0.00
9			0.00
TOTAL		0	0.00



(II)(a) **Statement showing details of Depository Receipts (DRs)**

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	GDR	19535319	39070638	7.42
2				0.00
3				0.00
4				0.00
5				0.00
6				0.00
7				0.00
8				0.00
9				
TOTAL		19535319	39070638	7.42



(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	GDR	39070638	7.42
2				[illegible]
3				[illegible]
4				[illegible]
5				[illegible]
6				[illegible]
7				[illegible]
8				[illegible]
9				[illegible]
				[illegible]
TOTAL			39070638	7.42

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No. CO/S&B/SKT/2008/ 3781 Date: 02.01.2008

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

FILE NO. 82.4524

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36
CAPITAL AUGMENTATION : RIGHTS ISSUE

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/3776 dated 2nd January 2008 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No. CO/S&B/SKT/2008/3776 Date: 02.01.2008

Dear Sir,

FILE NO. 82.4524

LISTING AGREEMENT: CLAUSE 36
CAPITAL AUGMENTATION : RIGHTS ISSUE

In terms of Clause 36 of the Listing Agreement, we advise that, in exercise of the powers conferred by Section 5(3) of State Bank of India Act, 1955, the Central Government has accorded sanction to increase issued capital of the Bank from the existing Rs. 526.30 crore to Rs.650.00 crore through Rights Issue.

Yours faithfully,

General Manager
(Shares & Bonds)

हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

The Securities & Exchange Commission,
Division of Corporate Finance,
100, F. Street, N.E.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

FILE NO. 82.4524

Letter No.: CO /S&B/Rights/2008/ 31 Date: 05.01.2008

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 19
CAPITAL AUGMENTATION : RIGHTS ISSUE
CENTRAL BOARD'S MEETING ON 14.01.2008
NOTICE TO STOCK EXCHANGES

We enclose for your information a copy of our letter No.CO/S&B/Rights/2008/15 dated January 5, 2008 addressed to Bombay Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India
With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Bombay Stock Exchange,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Letter No.: CO /S&B/Rights/2008/15

Date: 05.01.2008

FILE NO. 82.4524

Dear Sir,

LISTING AGREEMENT: CLAUSE 19
CAPITAL AUGMENTATION : RIGHTS ISSUE
CENTRAL BOARD'S MEETING ON 14.01.2008
NOTICE TO STOCK EXCHANGES

In terms of clause 19 of the Listing Agreement, we advise that a meeting of the Bank's Central Board will be held on Monday, the 14th January 2008, to consider the issue of increase in the Issued Capital of the Bank through Rights Issue and Employees Stock Purchase Scheme (ESPS).

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

S & B Deptt.

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Securities & Exchange Commission,
Division of Corporate Finance,
100, F. Street, N.E.,
Washington D.C. 20549
U.S.A.

3628

FILE NO. 82.4524

Letter No: CO/S&B/SKT/2008/ 59

Date: 08.01.2008

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
SECRETARIAL AUDIT

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/49 dated the 8th January 2008 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No: CO/S&B/SKT/2008/49

Date: 08.01.2008

Dear Sir,

FILE NO. 82.4524

SECRETARIAL AUDIT

In terms of Securities Exchange Board of India (SEBI)'s letter No.SMD/Policy/25475/2002 dated the 31st December, 2002, we forward herewith a certificate dated 4th January 2008 issued by M/s Batliboi & Purohit., Chartered Accountants, for the quarter ended 31-12-2007, who have conducted Secretarial Audit of the Bank's capital and certified that:

i) The total of the shares held in NSDL, CDSL and in the physical form tally with the issued/paid-up capital.

a) Total equity shares held in physical form (Including GoI's holding of 31,43,39,200 shares)	32,76,26,441
b) Total equity shares held in dematerialized form	19,86,72,437
TOTAL	52,62,98,878

ii) The Register of Members (RoM) is updated.

iii) There are no changes in Share Capital (due to Rights, Bonus, Preferential Issue, IPO, Buy-Back, Capital Reduction, Amalgamation, De-merger etc) during the quarter ended 31st December, 2007)

iv) During the quarter September 2007 to December, 2007, dematerialized requests have been confirmed within 21 days to NSDL/CDSL.

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager

Encl: as above

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

FILE NO. 82.4524

STATE BANK OF INDIA

SHARE COMPLIANCE AUDIT REPORT

We have checked the Equity Shares issued by State Bank of India held in physical and dematerialized form as at 31st December, 2007. The record of physical shares is maintained by the Registrar and Transfer Agent Datamatics Financial Software Services Limited and dematerialized shares data has been downloaded from CDSL and NSDL.. The details as required by Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996 are provided as under:

1.	For the quarter ended	:	31st December 2007		
2.	ISIN	:	INE062 A01012		
3.	Face Value	:	Rs. 10/-		
4.	Name of the Company	:	State Bank of India		
5.	Registered Office address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.		
6.	Correspondence Address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.		
7.	Telephone & Fax Nos.	:	22883888 / 22855348		
8.	E-mail address	:	gm.snb@sbi.co.in		
9.	Names of the Stock Exchange where the company's securities are listed.	:	BSE, NSE, Ahmedabad SE, Chennai SE, Kolkatta SE, Delhi SE		
10.	Issued Capital	:	Number of shares	:	52,62,98,878
			% of total listed Capital	:	100 %

FILE NO. 32.4524

11.	Listed Capital (Exchange-wise) (as per company records)	:	Number of shares % of total listed Capital	: 52,62,98,878 : 100 %
12.	Held in dematerialized form in CDSL	:	Number of shares % of total listed Capital	: 4,29,27,640 : 8.16 %
13.	Held in dematerialized form in NSDL	:	Number of shares % of total listed Capital	: 15,57,44,797 : 29.59 %
14.	Physical	:	Number of shares % of total listed Capital	: 32,76,26,441 : 62.25 %
15.	Total No. of shares (12 + 13 + 14)	:	52,62,98,878	
16.	Reasons for difference if any, between (10 & 11) – (10 & 15) (11 & 15)	:	Not Applicable	
17.	Certifying the details of changes in share capital during the quarter under consideration as per table below:			

Particulars	No. of Shares	Applied / Not applied for listing	Listed on stock Exchanges (specify names)	Whether intimated to CDSL	Whether intimated to NSDL	In Principal Approval pending for SE (Specify names)
Not Applicable						

*** Rights, Bonus, Preferential Issue, ESOPs , Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)

18.	Register of members is updated (Yes / No). If yes updated upto which date	:	Yes. 31st December, 2007
19.	Reference of previous quarter with regards to excess Dematerialized Shares, if any	:	Nil
20	Has the company resolved the matter mentioned in point No. 19 above in the current quarter? If not, reason why?	:	Not applicable
21.	Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests ending beyond 21 days with the reasons for delay. Based on test check, we have observed that during this quarter all demat requests have been processed within 21 days.	:	Not applicable

Total No. of demat requests confirmed after 21 days	No. of requests	No. of Shares	Reasons for delay
Pending for more than 21 days	Not applicable	Not applicable	Not applicable

22.	Name, telephone & fax No. of the Compliance Officer of the Company	:	Mr. M. Bhagavantha Rao, GM Accounts & Compliance Tel. No. 22020347 / 22023487
23.	Name, address, Tel. & Fax No., Registration No. of the certifying CA/CS	:	M/s. Batliboi & Purohit, Chartered Accountants, National Insurance Bldg., 204, D.N. Road, Fort, Mumbai 400 001. 22077941 / 42 Fax No. 22074260 Reg. No. 101048 W

FILE NO. 82.4524

24.	Appointment of common agency for share registry work	:	Datamatics Financial Software Services Ltd., Plot No. A-16/17, Part B Cross Lane, MIDC Marol, Andheri (East), Mumbai 400 093.
25.	Any other details that the CA / CS may like to provide (eg. BIFR Company, delisting from SE	:	Nil

For Batliboi & Purohit
Chartered Accountants

(R.D. Hangekar)
Partner
Membership No. 30615

Place : Mumbai
Dated: 04.01.2008

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India
With you - all the way

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No. CO/S&B/SKT/2007/ 3513 Date: 05.12.2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36
CAPITAL AUGMENTATION : RIGHTS ISSUE

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/3504 dated 5th December 2007, alongwith its enclosures, addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India
With you - all the way

Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

FILE NO. 82.45

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

FILE NO. 82.4524

Letter No. CO/S&B/SKT/2007/3504 Date: 05.12.2007

Dear Sir,

LISTING AGREEMENT: CLAUSE 36
CAPITAL AUGMENTATION : RIGHTS ISSUE

In terms of Clause 36 of the Listing Agreement, we advise that the Government of India has conveyed its approval vide their letter no. F.No. 11/7/2007-BOA dated 03.012.2007 (copy enclosed) to subscribe to the proposed Rights Issue of Equity Shares of the State Bank of India.The subscription of around Rs.10,000 crore (Rupees Ten Thousand Crore) will be by way of issue of SLR, Marketable Government Securities and a Security Redemption Fund will be created for redeeming these securities on the due date.

Yours faithfully,

General Manager
(Shares & Bonds)
Encl. as above

का. के. मुंबई S.B.I. C.O. Mumbai शे एवं बं विभाग S & B Deptt.

*हिंदी में पत्राचार का हम स्वागत करते हैं * कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

F.No. 11/7/2007-BOA
Government of India
Ministry of Finance
Department of Financial Services

New Delhi, dated the 3rd December, 2007

To

The Chairman
State Bank of India
Head Office
Mumbai

FILE NO. 82.4524

Sub: Capital requirement of State Bank of India (SBI) – Rights Issue:

Sir,

I am directed to refer to the correspondence resting with your letter No. PPR/KKR/2155 dated 15.11.2007 on the above subject, and to inform that the Cabinet in its meeting held on 29.11.2007 has approved the proposal that the Government may subscribe to the Rights Issue of Equity shares of the State Bank of India amounting to around Rs. 10,000 crore (Rupees Ten Thousand Crore), against issue of SLR, Marketable Government Securities and create a Security Redemption Fund for redeeming these securities on the due date.

2. Accordingly, approval of the Government is conveyed to the subscription by the Government to the Rights Issue of equity shares of SBI amounting to around Rs. 10,000 crore (Rupees Ten Thousand Crore), against issue of SLR, Marketable Government Securities.

You are requested to initiate necessary action in this regard.

Kindly acknowledge receipt of this letter.

S & B Deptt. S.B.T.C.C. Mumbai

Yours faithfully,

(D.P. Bhardwaj)
Under Secretary to the Govt. of India
Tel.No. 23748707

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

The Executive Director,
Bombay Stock Exchange,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग, **शेयर एवं बांड विभाग,** **Shares & Bonds Department**

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
100, F. Street, N.E.,
Washington D.C. 20549
U.S.A.

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

FILE NO. 82-4534

Letter No.: CO /S&B/SKT/2008/133 Date: 15.01.2008

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
UNAUDITED WORKING RESULTS FOR THE QUARTER
ENDED ON 31st DECEMBER, 2007
CENTRAL BOARD'S MEETING ON 24.01.2008
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/132 dated January 15, 2008 addressed to Bombay Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PRESS RELEASE

STATE BANK OF INDIA
CENTRAL OFFICE, MUMBAI 400 021.

A meeting of the Central Board of the Bank will be held on the 24th January 2008 at Mumbai to approve the working results of the Bank for the quarter ended 31st December 2007.

Mumbai
Date: 14.01.2008

O. P. BHATT
CHAIRMAN

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India
With you - all the way

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.E.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

FILE NO. 82.4524

Letter No.: CO /S&B/Rights/2008/122 Date: 14.01.2008

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104

LISTING AGREEMENT
CAPITAL AUGMENTATION PROGRAMME
CENTRAL BOARD MEETING HELD ON 14.01.2008

We enclose for your information a copy of our letter No.CO/S&B/Rights/2008/118 dated January 14, 2008 addressed to Bombay Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India
with you - all the way

The Executive Director,
Bombay Stock Exchange,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Ma
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No.: CO /S&B/Rights/2008/118

Date: 14.01.2008

Dear Sir,

FILE NO. 32.4524

LISTING AGREEMENT
CAPITAL AUGMENTATION PROGRAMME
CENTRAL BOARD MEETING HELD ON 14.01.2008

In terms of the Listing Agreement, we advise that Central Board of the Bank at its meeting held on January 14, 2008 has decided as under:

(1) to increase the Issued Capital of Bank from Rs.526.30 crore to Rs.650.00 crore, in terms of Sec. 5 (2) of the SBI Act;

(2) to raise an aggregate amount of Rs. 16,736.31 crore (including premium) by way of Rights Issue offer to Government of India and to other eligible existing shareholders including GDR-holders;

(3) to issue shares to employees of the Bank under Employees Stock Purchase Scheme;

(4) Ratio for Rights Issue: one share for every five shares held by the eligible shareholders as on the Record Date;

(5) Price for Rights Issue: Rs. 1590 per share (i.e. face value of Rs.10 each and a premium of Rs. 1580 per share)

(6) Record Date for Rights Issue: February 4, 2008 as the Record Date for determining the eligible shareholders for this Rights Issue;

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.E.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

FILE NO. 82.4524

Letter No.: CO /S&B/Rights/2008/122 Date: 14.01.2008

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104

LISTING AGREEMENT
CAPITAL AUGMENTATION PROGRAMME
CENTRAL BOARD MEETING HELD ON 14.01.2008

We enclose for your information a copy of our letter No.CO/S&B/Rights/2008/118 dated January 14, 2008 addressed to Bombay Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

BEST AVAILABLE COPY

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

with you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame C
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 38(

The Executive Directo(
Bombay Stock Exchan
Phiroze Jeejeebhoy Tc
25th Floor, Dalal Stree.
Mumbai - 400 001

Letter No.: CO /S&B/Rights/2008/118

Date: 14.01.2008

Dear Sir,

FILE NO. 82.4524

LISTING AGREEMENT
CAPITAL AUGMENTATION PROGRAMME
CENTRAL BOARD MEETING HELD ON 14.01.2008

In terms of the Listing Agreement, we advise that Central Board of the Bank at its meeting on January 14, 2008 has decided as under:

(1) to increase the Issued Capital of Bank from Rs.526.30 crore to Rs.650.00 crore, in ter Sec. 5 (2) of the SBI Act;

(2) to raise an aggregate amount of Rs. 16,736.31 crore (including premium) by way of Ri Issue offer to Government of India and to other eligible existing shareholders including G. holders;

(3) to issue shares to employees of the Bank under Employees Stock Purchase Scheme;

(4) Ratio for Rights Issue: one share for every five shares held by the eligible shareholders as on the Record Date;

(5) Price for Rights Issue: Rs. 1590 per share (i.e. face value of Rs.10 each and a premium of Rs. 1580 per share)

(6) Record Date for Rights Issue: February 4, 2008 as the Record Date for determining the eligible shareholders for this Rights Issue;

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

END

BEST AVAILABLE COPY